Exhibit 99.1

WESTERN COPPER AND GOLD ANNOUNCES METALLURGICAL PROGRAM AND ASSOCIATED DRILL RESULTS

VANCOUVER, BC, March 27, 2024 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) announces the launching of a metallurgical testing program (the "Metallurgical Program") for its wholly-owned Casino Copper-Gold Project ("Casino"). Fifteen composite samples were prepared from core acquired in 2023 (the "Drill Program"). Western's Technical and Sustainability Committee, comprised of members from Western, Rio Tinto Canada Inc. and Mitsubishi Materials Corporation, prepared the Drill and Metallurgical Programs.

Drill Program

The 2023 Drill Program consisted of seven holes for 2,244 m ranging from 130 m to 556 m in length. The drill holes were located inside the current pit boundaries and were selected to provide a range of grades, host rocks, and mineralogy for the Metallurgical Program (see Figure 1). The drill holes were also selected to convert indicated resource to measured.

The drill results continue to show the importance of the Core Zone wherein relatively higher grades are encountered as shown by DDH23-05, which intersected 158.5 m of supergene mineralization, in part oxidized, with 0.82% CuEq1. Furthermore, DDH23-04, which is approximately one kilometre west of the Core Zone, and DDH23-06, which is at the northwest edge of the Core Zone, intercepted 86.0 m of 0.56% CuEq1 and 174.0 m of 0.52% CuEq1, respectively, in the supergene zone. Table 1 includes all results from the Drill Program.

Metallurgical Program

The fifteen composite samples represent supergene and hypogene mineralization at various grades and will be subjected to comminution and flotation tests to produce a definitive concentrate from each composite. The results from this testing will be used to develop a more detailed geometallurgical model of the deposit. The test program is being carried out at ALS Metallurgy, based in Kamloops, BC, and is being supervised by Western, Rio Tinto Canada Inc., and Mitsubishi Materials Corporation personnel.

Table 1: 2023 drill program results

Zone[3]	From	To	Length	Cu (%)	Au (g/t)	Mo (%)	Ag (g/t)	CuEq[1]
DDH23-01
CAP	0.0	100.2	100.2	0.02	0.28	0.011	2.3	0.28
Supergene	100.2	244.2	144.0	0.19	0.31	0.008	2.3	0.46
SUS	100.2	244.2	144.0	0.19	0.31	0.008	2.3	0.46
HYP	244.2	400.0	155.8	0.08	0.13	0.002	1.0	0.19
DDH23-02
CAP	3.2	72.2	69.0	0.02	0.25	0.006	1.4	0.22
Supergene	72.2	229.0	156.8	0.21	0.32	0.013	1.9	0.50
SOX	72.2	92.5	20.3	0.11	0.25	0.006	1.5	0.31
SUS	92.5	229.0	136.5	0.22	0.33	0.014	1.9	0.52
HYP	229.0	556.0	327.0	0.17	0.21	0.016	1.2	0.38
DDH23-03
CAP	22.1	25.1	3.0	0.06	0.10	0.002	0.7	0.14
Supergene	25.1	109.5	84.5	0.24	0.22	0.006	1.5	0.43
SOX	25.1	42.6	17.5	0.19	0.19	0.003	1.3	0.34
SUS	42.6	109.5	66.9	0.26	0.23	0.006	1.6	0.45
HYP	109.5	528.0	418.5	0.18	0.23	0.018	2.4	0.43
DDH23-04
CAP	4.7	56.6	51.9	0.04	0.15	0.021	1.9	0.25
Supergene	56.6	142.6	86.0	0.30	0.20	0.027	2.4	0.56
SUS	56.6	142.6	86.0	0.30	0.20	0.027	2.4	0.56
DDH23-05
CAP	5.6	72.0	66.4	0.03	0.21	0.031	1.0	0.31
Supergene	72.0	230.5	158.5	0.37	0.41	0.039	1.6	0.82
SOX	72.0	159.0	87.0	0.39	0.39	0.043	1.5	0.84
SUS	159.0	230.5	71.5	0.35	0.44	0.032	1.9	0.79
DDH23-06
CAP	8.5	20.5	12.0	0.07	0.40	0.010	2.2	0.41
Supergene	20.5	194.5	174.0	0.21	0.36	0.013	1.6	0.52
SOX	20.5	86.5	66.0	0.25	0.53	0.013	2.0	0.69
SUS	86.5	194.5	108.0	0.18	0.25	0.012	1.4	0.41
HYP	194.5	256.8	62.3	0.06	0.07	0.011	0.6	0.16
DDH23-07
CAP	-	-	-	-	-	-	-
Supergene	34.2	77.1	42.9	0.22	0.18	0.006	1.3	0.39
SUS	34.2	77.1	42.9	0.22	0.18	0.006	1.3	0.39
HYP	77.1	130.3	53.2	0.24	0.25	0.014	1.8	0.48
1CuEq metal prices: $US 3.60/lb Cu, $US 1700/oz Au, $US 14/lb Mo, $US 22/lb Ag with no adjustment for metallurgical recovery.
[2]Widths are core length, not true width of mineralized intersection
3CAP – leached cap, SUS – supergene sulphide, SOX – supergene oxide, HYP - hypogene

Figure 1: Drill hole map showing 2023 drilling (NAD83 / UTM Zone 7N). (CNW Group/Western Copper and Gold Corporation)

Qualified Persons

The geological information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 Standards of Disclosures for Minerals Projects of the Canadian Securities Administrators ("NI 43-101") and supervised, reviewed, and verified by Bill Williams, CPG and Interim Chair of Western, who is a "Qualified Person" as defined by NI 43-101.

QA/QC protocol for DDH22-01, including assurance of chain of custody, has been implemented. Core samples are evenly cut by rock saw, then prepared and analyzed by ALS Geochemistry. Prepared samples are initially run using a four-acid digestion process and conventional multi-element ICP-AES analysis. Additional assaying for total copper and molybdenum is run using a four-acid digestion – AES or AAS method to a 0.001% detection limit. Gold assays are run using 30-gram samples by fire assay with an AA finish to a 0.005 ppm detection limit, with samples greater than 10 ppm finished gravimetrically. The QA/QC procedure involves regular submission of Certified Analytical Standards and property-specific duplicates.  Check samples are also included and are sent to a secondary lab to test the primary labs' methods/procedures.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino project, using internationally recognized responsible mining technologies and practices.

On behalf of the board,

"Sandeep Singh"

Sandeep Singh
Chief Executive Officer
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumption that general business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: info@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 06:30e 27-MAR-24